SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of March, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Notice Regarding Decision of Matters Concerning the Acquisition of Own Shares” made public on Monday, March 17, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 18, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

March 18, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Yoko Tominaga

Tel: +81-3-5419-5041

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Notice Regarding Decision of Matters Concerning the Acquisition of Own Shares

(Acquisition of own shares based on the resolution of the Board of Directors, pursuant to the Articles of Incorporation in accordance with Article 459, paragraph 1 of the Company Law)

TOKYO, Japan – March 17, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced that, its Board of Directors have, pursuant to Article 34 in accordance with Article 459, paragraph 1 of the Company Law, made the following resolutions with regard to the matters of Article 156, paragraph 1 of the Company Law, concerning the acquisition of own shares.

1.	Reason for acquisition

To acquire own shares to implement a flexible capital policy, including allocation for stock swaps in future M&A transactions.

2.	Details of acquisition

1.	Type of shares to be acquired: common stock of the company

2.	Aggregate number of shares that could be acquired: Up to 1.8 million (ratio to the total number of outstanding common stock: 1.99%)

3.	Aggregate amount of acquisition: Up to 30 billion yen

4.	Eligible period for acquisition: March 17, 2008 to April 30, 2008

5.	Method of acquisition: Market purchases on the Tokyo Stock Exchange through a trust bank

(Reference)

Status of treasury stock as of February 29, 2008:
Total number of outstanding common stock (excluding treasury stock):	90,488,728 shares
Number of treasury stock:	1,699,139 shares

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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